Exhibit 99.2

Encana Corporation

Management’s Discussion and Analysis

For the period ended September 30, 2014

(Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2014 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2013.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated November 11, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings Attributable to Common Shareholders to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); thousand cubic feet equivalent (“Mcfe”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent per day (“MMcfe/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at September 30, 2014 can be found in the Results Overview section of this MD&A and in Note 20 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

There has been no significant change in reportable segments as a result of the business strategy announced in November 2013. Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended September 30, 2014, Encana reported:

•	Cash Flow of $807 million, Operating Earnings of $281 million and Net Earnings Attributable to Common Shareholders of $2,807 million.

•	Average realized natural gas prices, including financial hedges, of $4.03 per Mcf. Average realized oil prices, including financial hedges, of $90.22 per bbl. Average realized NGL prices of $48.76 per bbl.

•	Average natural gas production volumes of 2,199 MMcf/d and average oil and NGL production volumes of 104.0 Mbbls/d.

•	Gain on divestitures of approximately $3.2 billion, before tax, primarily related to the sale of Encana’s investment in PrairieSky Royalty Ltd. (“PrairieSky”) and the Company’s Bighorn assets.

•	Dividends paid of $0.07 per share.

In the nine months ended September 30, 2014, Encana reported:

•	Cash Flow of $2,557 million, Operating Earnings of $967 million and Net Earnings Attributable to Common Shareholders of $3,194 million.

•	Average realized natural gas prices, including financial hedges, of $4.70 per Mcf. Average realized oil prices, including financial hedges, of $89.09 per bbl. Average realized NGL prices of $50.55 per bbl.

•	Average natural gas production volumes of 2,515 MMcf/d and average oil and NGL production volumes of 80.2 Mbbls/d.

•	Gain on divestitures of approximately $3.4 billion, before tax, primarily related to the sale of Encana’s investment in PrairieSky, the Company’s Bighorn assets and Jonah properties.

•	Dividends paid of $0.21 per share.

•	Long-term debt repayment and redemption totaling $1.0 billion.

•	Cash and cash equivalents of approximately $7.0 billion at period end.

Significant developments for the Company during the nine months ended September 30, 2014 included the following:

•	Closed the sale of the Company’s Bighorn assets located in west central Alberta on September 30, 2014 for approximately $1.7 billion, after closing adjustments, and recognized a gain on divestiture of approximately $1.0 billion, before tax. The transaction had an effective date of May 1, 2014.

•	Announced a definitive merger agreement on September 29, 2014 to acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for $5.93 billion or $58.50 per share. Under the merger agreement, Encana will also assume Athlon’s $1.15 billion senior notes, for a total transaction value of approximately $7.1 billion. The acquisition will add approximately 140,000 net acres in the Permian Basin in Texas to Encana’s portfolio. The transaction has been unanimously approved by the Board of Directors of both Encana and Athlon and is subject to the terms and conditions set forth in the merger agreement as well as other customary closing conditions. The transaction is expected to close in the fourth quarter of 2014.

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

•	Completed the secondary offering of 70.2 million common shares of PrairieSky on September 26, 2014 at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion and recognized a gain on divestiture of approximately $2.1 billion, before tax. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

During the second quarter of 2014, Encana completed the initial public offering of 59.8 million common shares of PrairieSky at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Subsequent to the initial public offering, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

•	Completed the acquisition of certain properties in the Eagle Ford shale formation in south Texas (“Eagle Ford”) on June 20, 2014 for approximately $2.9 billion, after closing adjustments. The transaction had an effective date of April 1, 2014.

•	Closed the majority of the sale of certain properties in East Texas on June 19, 2014 for proceeds of approximately $427 million and closed the balance of the transaction on September 30, 2014 for proceeds of approximately $70 million.

•	Closed the sale of the Jonah properties on May 12, 2014 for proceeds of approximately $1.6 billion, after closing adjustments, and recognized a gain on divestiture of approximately $212 million, before tax.

•	Completed a cash tender offer and consent solicitation for the Company’s $1.0 billion 5.80 percent notes with a maturity date of May 1, 2014 and the redemption of all notes not tendered in the tender offer.

As a result of the execution of the strategy announced in November 2013, the Company’s results for the nine months ended September 30, 2014 reflected the following:

•	Acquired Eagle Ford, which provides significant oil reserves to the Company.

•	Divested natural gas-weighted properties in Jonah, East Texas and Bighorn.

•	Completed the initial public offering and secondary offering of common shares of PrairieSky, providing a source of funding for subsequent acquisition transactions.

•	Focused capital spending on six growth assets, totaling approximately $1.4 billion, or 84 percent of total capital investment.

•	Reported oil and NGL production volumes of 80.2 Mbbls/d, an increase of 61 percent from the first nine months of 2013. Average oil and NGL production volumes were 16 percent of total production in the first nine months of 2014 compared to 10 percent in 2013.

•	Achieved total operating and administrative cost savings of approximately $145 million attributable to workforce reductions and operating efficiencies, of which approximately $45 million is reflected in operating expense, $30 million in administrative expense and $70 million in capital costs.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

Subsequent Events

Athlon Acquisition

On November 3, 2014, Encana announced that the Company entered into a memorandum of understanding (the “MOU”) providing for the settlement of purported class action lawsuits filed in the Court of Chancery of the State of Delaware and the District Court of Tarrant County, Texas, relating to its agreement to acquire all of the issued and outstanding shares of common stock of Athlon. In accordance with the MOU, the Offer was extended from November 7, 2014 to November 12, 2014. Following expiry of the Offer, any Athlon shares tendered will be paid in accordance with the terms of the Offer and shares not tendered are expected to be cancelled and converted into the right to receive the same $58.50 per share paid pursuant to the Offer. The transaction is expected to close in the fourth quarter of 2014. Encana expects to fund the acquisition with cash on hand.

Clearwater Divestiture

On October 8, 2014, Encana announced an agreement with Ember Resources Inc. to sell certain Clearwater assets located in central and southern Alberta for approximately C$605 million. The sale includes approximately 1.2 million net acres of land and over 6,800 producing wells. Encana retains approximately 1.1 million net acres in Clearwater. The sale is subject to the satisfaction of normal closing conditions and is expected to close in the first quarter of 2015.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Summary of Quarterly Results

	Nine months ended September 30		2014			2013				2012
($ millions, except as indicated)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash Flow (1)	$2,557	$1,904	$807	$656	$1,094	$677	$660	$665	$579	$809
$ per share - diluted	3.45	2.58	1.09	0.89	1.48	0.91	0.89	0.90	0.79	1.10

Operating Earnings (1)	967	576	281	171	515	226	150	247	179	296
$ per share - diluted	1.30	0.78	0.38	0.23	0.70	0.31	0.20	0.34	0.24	0.40

Net Earnings (Loss) Attributable to Common Shareholders	3,194	487	2,807	271	116	(251)	188	730	(431)	(80)
$ per share - basic & diluted	4.31	0.66	3.79	0.37	0.16	(0.34)	0.25	0.99	(0.59)	(0.11)

Capital Investment	1,669	1,995	598	560	511	717	641	639	715	780
Net Acquisitions & (Divestitures)	(1,379)	(449)	(2,007)	652	(24)	(72)	(51)	(312)	(86)	(1,327)

Revenues, Net of Royalties	5,765	4,435	2,285	1,588	1,892	1,423	1,392	1,984	1,059	1,605
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	5,809	4,486	2,052	1,581	2,176	1,719	1,518	1,523	1,445	1,723
Realized Hedging Gain (Loss), before tax	(215)	370	28	(102)	(141)	174	175	52	143	420
Ceiling Test Impairments, after tax	—	—	—	—	—	—	—	—	—	(291)
Gain on Divestitures, after tax	2,534	—	2,399	135	—	—	—	—	—	—

Production Volumes
Natural Gas (MMcf/d)	2,515	2,788	2,199	2,541	2,809	2,744	2,723	2,766	2,877	2,948
Oil & NGLs (Mbbls/d)
Oil	42.9	23.4	62.1	34.2	32.1	33.0	27.2	22.9	20.0	18.5
NGLs	37.3	26.4	41.9	34.0	35.8	33.0	31.0	24.7	23.5	17.7
Total Oil & NGLs	80.2	49.8	104.0	68.2	67.9	66.0	58.2	47.6	43.5	36.2
Total Production (MMcfe/d)	2,996	3,087	2,823	2,949	3,216	3,140	3,072	3,052	3,138	3,166

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, non-cash ceiling test impairments and gains or losses on divestitures which are provided in the Summary of Quarterly Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Other Operating Results section of this MD&A.

Three months ended September 30, 2014 versus September 30, 2013

Cash Flow of $807 million increased $147 million in the three months ended September 30, 2014, primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $3.88 per Mcf compared to $3.26 per Mcf in 2013 reflecting higher benchmark prices for AECO and NYMEX. Higher realized natural gas prices increased revenues $144 million. Average natural gas production volumes of 2,199 MMcf/d decreased 524 MMcf/d from 2,723 MMcf/d in 2013 primarily as a result of the Company’s transition to a more balanced commodity portfolio, divestitures, natural declines, planned facility downtime and third party operational issues, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $178 million.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

•	Average realized liquids prices, excluding financial hedges, were $73.48 per bbl compared to $69.60 per bbl in 2013 reflecting a higher proportion of oil production volumes in the total liquids product mix, partially offset by lower benchmark prices. Higher realized liquids prices increased revenues $29 million. Average oil and NGL production volumes of 104.0 Mbbls/d increased 45.8 Mbbls/d from 58.2 Mbbls/d in 2013 primarily due to the acquisition of Eagle Ford and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures. Higher oil and NGL volumes increased revenues $301 million.

•	Realized financial hedging gains before tax were $28 million compared to $175 million in 2013.

•	Production and mineral taxes decreased $18 million primarily due to additional deductions claimed.

•	Operating expense decreased $15 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, lower long-term compensation costs resulting from the decrease in the Encana share price during the third quarter of 2014, divestitures and the lower U.S./Canadian dollar exchange rate, partially offset by the acquisition of Eagle Ford.

•	Current tax expense was $244 million compared to a recovery of $39 million in 2013 as discussed in the Other Operating Results section of this MD&A. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP Measures section of this MD&A.

Operating Earnings of $281 million increased $131 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the third quarter of 2014 were also impacted by a foreign exchange gain on the revaluation of other monetary assets, lower long-term compensation costs and higher depreciation, depletion and amortization (“DD&A”).

Net Earnings Attributable to Common Shareholders of $2,807 million increased $2,619 million primarily due to gains on divestitures as well as the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the third quarter of 2014 were also impacted by unrealized hedging gains, an after-tax non-operating foreign exchange loss and deferred tax.

Nine months ended September 30, 2014 versus September 30, 2013

Cash Flow of $2,557 million increased $653 million in the nine months ended September 30, 2014, primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $4.99 per Mcf compared to $3.53 per Mcf in 2013 reflecting higher benchmark prices, including the impact of higher realized prices from Deep Panuke production. Higher realized natural gas prices increased revenues $1,033 million. Average natural gas production volumes of 2,515 MMcf/d decreased 273 MMcf/d from 2,788 MMcf/d in 2013 primarily as a result of the Company’s transition to a more balanced commodity portfolio, divestitures and natural declines, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $309 million.

•	Average realized liquids prices, excluding financial hedges, were $71.66 per bbl compared to $68.07 per bbl in 2013 reflecting higher benchmark prices. Higher realized liquids prices increased revenues $76 million. Average oil and NGL production volumes of 80.2 Mbbls/d increased 30.4 Mbbls/d from 49.8 Mbbls/d in 2013 primarily due to the acquisition of Eagle Ford, successful drilling programs in oil and liquids rich natural gas plays and the extraction of additional liquids volumes, partially offset by divestitures. Higher oil and NGL volumes increased revenues $568 million.

•	Realized financial hedging losses before tax were $215 million compared to gains of $370 million in 2013.

•	Transportation and processing expense increased $78 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar exchange rate and divestitures.

•

Operating expense decreased $81 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, divestitures and the lower U.S./Canadian dollar

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

exchange rate, partially offset by higher long-term compensation costs due to the increase in the Encana share price and the acquisition of Eagle Ford.

•	Current tax expense was $241 million compared to a recovery of $166 million in 2013 as discussed in the Other Operating Results section of this MD&A. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP Measures section of this MD&A.

Operating Earnings of $967 million increased $391 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the first nine months of 2014 were also impacted by higher DD&A and deferred tax.

Net Earnings Attributable to Common Shareholders of $3,194 million increased $2,707 million primarily due to gains on divestitures as well as the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the first nine months of 2014 were also impacted by a higher after-tax non-operating foreign exchange loss and deferred tax.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

Quarterly Prices and Foreign Exchange Rates

	Nine months ended September 30		2014			2013				2012
(average for the period)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$4.70	$4.01	$4.03	$4.08	$5.82	$4.34	$4.00	$4.17	$3.86	$5.02
Oil & NGLs ($/bbl)
Oil	89.09	89.52	90.22	89.55	86.34	85.39	90.42	88.27	89.71	79.75
NGLs	50.55	49.10	48.76	49.39	53.79	48.59	46.35	49.63	52.24	52.97
Total Oil & NGLs	71.18	68.09	73.50	69.53	69.19	67.01	66.95	68.25	69.45	66.65
Total ($/Mcfe)	5.86	4.71	5.85	5.13	6.54	5.21	4.80	4.84	4.50	5.42

Excluding Hedging
Natural Gas ($/Mcf)	4.99	3.53	3.88	4.46	6.37	3.69	3.26	3.99	3.35	3.45
Oil & NGLs ($/bbl)
Oil	89.99	89.48	90.18	92.93	86.43	82.54	96.09	85.89	84.46	79.75
NGLs	50.55	49.10	48.76	49.39	53.79	48.59	46.35	49.63	52.24	52.97
Total Oil & NGLs	71.66	68.07	73.48	71.23	69.23	65.58	69.60	67.10	67.04	66.65
Total ($/Mcfe)	6.11	4.28	5.73	5.49	7.02	4.61	4.20	4.66	3.99	3.97

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.55	3.67	4.06	4.67	4.94	3.60	3.58	4.09	3.34	3.40
AECO (C$/Mcf)	4.55	3.16	4.22	4.68	4.76	3.15	2.82	3.59	3.08	3.06
Algonquin City Gate ($/MMBtu) (1)	9.09	6.70	2.97	4.23	20.28	7.80	3.98	4.63	11.56	5.49
Basis Differential ($/MMBtu) AECO/NYMEX	0.38	0.57	0.16	0.40	0.60	0.59	0.89	0.56	0.27	0.32

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	99.61	98.20	97.17	102.99	98.68	97.46	105.81	94.17	94.36	88.22
Edmonton Light Sweet (C$/bbl)	100.87	94.83	97.16	105.61	99.83	86.58	103.65	92.67	87.43	83.99

Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.914	0.977	0.918	0.917	0.906	0.953	0.963	0.977	0.992	1.009

(1)	The Algonquin City Gate benchmark reflects the daily average price for sales of production from Atlantic Canada. Encana’s operations at Deep Panuke in Atlantic Canada commenced in Q4 2013.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the third quarter and first nine months of 2014, Encana’s average realized natural gas price, excluding hedging, reflected generally higher benchmark prices compared to 2013. Hedging activities contributed $0.15 per Mcf to Encana’s average realized natural gas price in the third quarter of 2014 and reduced Encana’s average realized natural gas price $0.29 per Mcf in the first nine months of 2014.

Realized natural gas prices for production from Deep Panuke were $1.87 per Mcf and $8.71 per Mcf for the third quarter and first nine months of 2014, respectively. Realized natural gas prices from Deep Panuke reduced Encana’s average realized natural gas price $0.18 per Mcf in the third quarter of 2014 and contributed $0.37 per Mcf to Encana’s average realized natural gas price in the first nine months of 2014. The Deep Panuke offshore natural gas facility was not fully operational until December 2013.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

In the third quarter of 2014, Encana’s average realized oil price, excluding hedging, reflected lower benchmark prices compared to 2013. Encana’s average realized oil price, excluding hedging, for the first nine months of 2014 reflected higher benchmark prices compared to 2013. Hedging activities contributed $0.04 per bbl to Encana’s average realized oil price in the third quarter of 2014 and reduced Encana’s average realized oil price $0.90 per bbl in the first nine months of 2014.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

At September 30, 2014, Encana has hedged approximately 2,104 MMcf/d of expected October to December 2014 natural gas production using NYMEX fixed price contracts at an average price of $4.17 per Mcf and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 37.9 Mbbls/d of expected October to December 2014 oil production using WTI fixed price contracts at an average price of $97.93 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management - Financial Risks section of this MD&A.

Foreign Exchange

As disclosed above, in the third quarter of 2014 the average U.S./Canadian dollar exchange rate decreased 0.045 compared to the third quarter of 2013 and 0.063 in the first nine months of 2014 compared to the first nine months of 2013. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same periods in 2013.

	Three months ended September 30		Nine months ended September 30
	$ millions	$/Mcfe	$ millions	$/Mcfe

Increase (Decrease) in:
Capital Investment	$(15)		$(72)
Transportation and Processing Expense	(9)	$(0.03)	(34)	$(0.04)
Operating Expense	(4)	(0.01)	(18)	(0.02)
Administrative Expense	(4)	(0.01)	(14)	(0.02)
Depreciation, Depletion and Amortization	(7)	(0.03)	(29)	(0.04)

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended September 30		Nine months ended September 30
(average daily)	2014	2013	2014	2013

Natural Gas (MMcf/d)
Canadian Operations	1,374	1,414	1,468	1,400
USA Operations	825	1,309	1,047	1,388

	2,199	2,723	2,515	2,788

Oil (Mbbls/d)
Canadian Operations	14.7	12.3	15.0	10.2
USA Operations	47.4	14.9	27.9	13.2

	62.1	27.2	42.9	23.4

NGLs (Mbbls/d)
Canadian Operations	27.6	20.5	25.3	17.4
USA Operations	14.3	10.5	12.0	9.0

	41.9	31.0	37.3	26.4

Total Oil & NGLs (Mbbls/d)
Canadian Operations	42.3	32.8	40.3	27.6
USA Operations	61.7	25.4	39.9	22.2

	104.0	58.2	80.2	49.8

Total Production (MMcfe/d)
Canadian Operations	1,628	1,611	1,710	1,566
USA Operations	1,195	1,461	1,286	1,521

	2,823	3,072	2,996	3,087

Average natural gas production volumes for the third quarter and first nine months of 2014 compared to 2013 were lower primarily due to the Company’s transition to a more balanced commodity portfolio, divestitures and natural declines, partially offset by production from Deep Panuke. In the third quarter of 2014, average natural gas production volumes of 2,199 MMcf/d decreased 524 MMcf/d from 2013. In the first nine months of 2014, average natural gas production volumes of 2,515 MMcf/d decreased 273 MMcf/d from 2013. The Canadian Operations volumes were higher in the first nine months of 2014 primarily due to production from Deep Panuke and a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets in the second quarter of 2013, the sale of properties that do not complement Encana’s existing portfolio of assets during 2014 and natural declines. The USA Operations volumes were lower in the first nine months of 2014 primarily due to the sale of the Jonah and East Texas properties and natural declines in Haynesville and Piceance.

In the third quarter of 2014, average oil and NGL production volumes of 104.0 Mbbls/d increased 45.8 Mbbls/d from 2013. In the first nine months of 2014, average oil and NGL production volumes of 80.2 Mbbls/d increased 30.4 Mbbls/d from 2013. The Canadian Operations volumes were higher in the first nine months of 2014 primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky. The USA Operations volumes were higher in the first nine months of 2014 primarily due to the acquisition of Eagle Ford and successful drilling programs in the DJ Basin and San Juan, partially offset by the sale of the Jonah properties.

Average oil and NGL production volumes were 22 percent of total production volumes in the third quarter of 2014 compared to 11 percent in 2013 and were 16 percent of total production in the first nine months of 2014 compared to 10 percent in 2013.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Canadian Operations	$293	$301	$924	$1,011
USA Operations	305	330	737	940
Market Optimization	(2)	—	—	2
Corporate & Other	2	10	8	42

Capital Investment	598	641	1,669	1,995

Acquisitions	29	52	2,975	161
Divestitures	(2,036)	(103)	(4,354)	(610)

Net Acquisitions & (Divestitures)	(2,007)	(51)	(1,379)	(449)

Net Capital Investment	$(1,409)	$590	$290	$1,546

Capital investment during the first nine months of 2014 was $1,669 million compared to $1,995 million in 2013. The Company’s disciplined capital spending focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. During the first nine months of 2014, capital spending in the Company’s growth assets which include Montney, Duvernay, the DJ Basin, San Juan, Eagle Ford and the Tuscaloosa Marine Shale (“TMS”) totaled $1,401 million, representing approximately 84 percent of the Company’s capital investment.

Acquisitions

Acquisitions in the first nine months of 2014 were $14 million in the Canadian Operations and $2,961 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

The USA Operations included approximately $2.9 billion, after closing adjustments, related to the acquisition of Eagle Ford. The acquisition includes 45,500 net acres located in the Eagle Ford shale formation in south Texas and provides significant oil reserves to the Company.

Divestitures

Divestitures in the first nine months of 2014 were $1,850 million in the Canadian Operations and $2,270 million in the USA Operations, which primarily included the sale of land and properties to balance the commodity mix in support of the Company’s business strategy.

The Canadian Operations included approximately $1.7 billion, after closing adjustments, for the sale of the Company’s Bighorn assets which comprised approximately 360,000 net acres of land along with Encana’s working interests in pipelines, facilities and service arrangements.

The USA Operations included approximately $1.6 billion, after closing adjustments, for the sale of the Jonah properties and approximately $497 million for the sale of certain properties in East Texas. The Jonah properties comprised approximately 24,000 net acres and 1,500 active wells as well as approximately 100,000 net undeveloped acres. The East Texas properties represented approximately 90,000 net acres located primarily in the Leon and Robertson counties of East Texas.

Divestitures in the first nine months of 2013 in the Canadian Operations primarily included the sale of the Company’s Jean Marie natural gas assets.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

Encana recognizes gains or losses on divestitures that result in a significant alteration between capitalized costs and proved reserves in a country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2014, Encana recognized a gain of approximately $1,024 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the nine months ended September 30, 2014, Encana recognized a gain of approximately $212 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the sale of the Bighorn assets and the Jonah properties as noted above and the sale of the investment in PrairieSky as noted below.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

During the second quarter of 2014, PrairieSky acquired Encana’s royalty business with assets in Clearwater located predominantly in central and southern Alberta. Subsequently, Encana completed the initial public offering of 59.8 million common shares at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Encana retained 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

For the period in which Encana held an ownership interest, the Company consolidated the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

Further information on the PrairieSky transactions can be found in Note 15 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Operating Cash Flow

Three months ended September 30, 2014 versus September 30, 2013

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$740	$595	$3.78	$2.90	$64.79	$67.33	$4.87	$3.90
Realized Financial Hedging Gain (Loss)	19	95	0.16	0.78	(0.31)	(2.59)	0.13	0.63
Expenses
Production and mineral taxes	4	8	0.01	0.01	0.67	1.91	0.02	0.05
Transportation and processing	202	190	1.47	1.38	4.21	2.41	1.35	1.27
Operating	76	86	0.52	0.55	2.05	3.74	0.49	0.56

Operating Cash Flow/Netback	$477	$406	$1.94	$1.74	$57.55	$56.68	$3.14	$2.65

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	1,374	1,414	42.3	32.8	1,628	1,611

In the third quarter of 2014, Operating Cash Flow of $477 million increased $71 million primarily due to the following significant items:

•	Higher natural gas prices reflected generally higher benchmark prices, which increased revenues $114 million. Realized natural gas prices for production from Deep Panuke were $1.87 per Mcf which reduced the average realized natural gas price $0.29 per Mcf. Average natural gas production volumes of 1,374 MMcf/d were lower by 40 MMcf/d, which decreased revenues $15 million. This was primarily due to planned facility downtime, third party operational issues, natural declines and the sale of properties that do not complement Encana’s existing portfolio of assets, partially offset by higher production volumes of approximately 156 MMcf/d from Deep Panuke.

•	Average oil and NGL production volumes of 42.3 Mbbls/d were higher by 9.5 Mbbls/d. This increased revenues $59 million primarily due to a successful drilling program in Montney. Lower liquids prices decreased revenues $12 million.

•	Realized financial hedging gains were $19 million compared to $95 million in 2013.

•	Transportation and processing expense increased $12 million primarily due to higher liquids volumes processed and costs related to Deep Panuke production, partially offset by the lower U.S./Canadian dollar exchange rate. The Deep Panuke offshore natural gas facility was not fully operational until December 2013.

•	Operating expense decreased $10 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, lower long-term compensation costs resulting from the decrease in the Encana share price during the third quarter of 2014 and the lower U.S./Canadian dollar exchange rate.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

Nine months ended September 30, 2014 versus September 30, 2013

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$2,811	$1,793	$5.14	$3.26	$65.73	$66.13	$5.96	$4.07
Realized Financial Hedging Gain (Loss)	(105)	186	(0.25)	0.48	(0.52)	(0.09)	(0.22)	0.43
Expenses
Production and mineral taxes	13	11	0.01	0.01	0.85	1.12	0.03	0.02
Transportation and processing	642	531	1.48	1.33	4.19	1.83	1.37	1.23
Operating	246	282	0.55	0.62	1.64	4.29	0.51	0.63

Operating Cash Flow/Netback	$1,805	$1,155	$2.85	$1.78	$58.53	$58.80	$3.83	$2.62

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	1,468	1,400	40.3	27.6	1,710	1,566

In the first nine months of 2014, Operating Cash Flow of $1,805 million increased $650 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices. Realized natural gas prices for production from Deep Panuke were $8.71 per Mcf which increased the average realized natural gas price $0.65 per Mcf. Higher realized natural gas prices for production, including Deep Panuke, increased revenues $758 million. Average natural gas production volumes of 1,468 MMcf/d were higher by 68 MMcf/d, which increased revenues $46 million. This was primarily due to higher production volumes of approximately 217 MMcf/d from Deep Panuke, a successful drilling program in Montney, partially offset by the sale of the Jean Marie natural gas assets with production volumes of approximately 79 MMcf/d in the first nine months of 2013, the sale of properties that do not complement Encana’s existing portfolio of assets during 2014 and natural declines.

•	Average oil and NGL production volumes of 40.3 Mbbls/d were higher by 12.7 Mbbls/d. This increased revenues $229 million primarily due to a successful drilling program in Montney, the extraction of additional liquids volumes in Bighorn and higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky.

•	Realized financial hedging losses were $105 million compared to gains of $186 million in 2013.

•	Transportation and processing expense increased $111 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar exchange rate. The Deep Panuke offshore natural gas facility was not fully operational until December 2013.

•	Operating expense decreased $36 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the lower U.S./Canadian dollar exchange rate and the sale of the Jean Marie natural gas assets in the second quarter of 2013, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

Results by Resource Play

	Three months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Montney	517	513	20.7	11.8	$205	$136
Duvernay	15	5	2.6	0.7	58	11
Other Upstream Operations
Clearwater	291	332	9.9	9.8	10	41
Bighorn	162	253	8.7	9.9	3	77
Deep Panuke	186	30	—	—	4	5
Other and emerging	203	281	0.4	0.6	13	31

Total Canadian Operations	1,374	1,414	42.3	32.8	$293	$301

	Nine months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Montney	495	451	16.7	8.8	$619	$379
Duvernay	11	3	1.9	0.5	210	87
Other Upstream Operations
Clearwater	307	336	10.9	9.1	40	156
Bighorn	212	246	10.6	8.3	22	258
Deep Panuke	227	10	—	—	3	44
Other and emerging	216	354	0.2	0.9	30	87

Total Canadian Operations	1,468	1,400	40.3	27.6	$924	$1,011

(1)	2013 capital reflects the reclassification of capitalized operating costs from Other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. Montney and Duvernay have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets. The operating results associated with the lands transferred to PrairieSky were included in Encana’s Clearwater resource play until September 25, 2014.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus.

Other Expenses

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Depreciation, depletion and amortization ($ millions)	$166	$148	$503	$445
Depletion rate ($/Mcfe)	1.10	0.99	1.07	1.03

In the third quarter and first nine months of 2014, DD&A increased from 2013 primarily due to higher production volumes and a higher depletion rate, partially offset by the lower U.S./Canadian dollar exchange rate. The depletion rate was impacted by a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio and the lower U.S./Canadian dollar exchange rate. The depletion rate for the first nine months of 2014 was also impacted by the sale of the Jean Marie natural gas assets in the second quarter of 2013.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

USA Operations

Operating Cash Flow

Three months ended September 30, 2014 versus September 30, 2013

	Three months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$769	$616	$4.05	$3.66	$79.43	$72.53	$6.90	$4.54
Realized Financial Hedging Gain (Loss)	11	77	0.12	0.69	0.25	(2.73)	0.10	0.57
Expenses
Production and mineral taxes	13	27	(0.14)	0.13	4.18	4.90	0.12	0.20
Transportation and processing	166	184	2.13	1.53	0.63	—	1.51	1.37
Operating	96	94	0.65	0.65	7.80	5.13	0.85	0.67

Operating Cash Flow/Netback	$505	$388	$1.53	$2.04	$67.07	$59.77	$4.52	$2.87

	Three months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	825	1,309	61.7	25.4	1,195	1,461

In the third quarter of 2014, Operating Cash Flow of $505 million increased $117 million primarily due to the following significant items:

•	Average natural gas production volumes of 825 MMcf/d were lower by 484 MMcf/d, which decreased revenues $163 million primarily due to the sale of the Jonah and East Texas properties, as well as natural declines in Piceance and Haynesville. Higher natural gas prices reflected higher benchmark prices, which increased revenues $30 million.

•	Average oil and NGL production volumes of 61.7 Mbbls/d were higher by 36.3 Mbbls/d. This increased revenues $242 million primarily due to the acquisition of Eagle Ford and successful drilling programs in the DJ Basin, San Juan and TMS, partially offset by the sale of the Jonah properties. Higher liquids prices increased revenues $41 million.

•	Realized financial hedging gains were $11 million compared to $77 million in 2013.

•	Production and mineral taxes decreased $14 million primarily due to additional deductions claimed.

•	Transportation and processing expense decreased $18 million primarily due to the sale of the Jonah and East Texas properties.

•	Operating expense increased $2 million primarily due to the acquisition of Eagle Ford, partially offset by lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, lower long-term compensation costs due to the decrease in the Encana share price during the third quarter of 2014 and the sale of the Jonah properties.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

Operating Cash Flow

Nine months ended September 30, 2014 versus September 30, 2013

	Nine months ended September 30
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, Net of Royalties, excluding Hedging	$2,234	$1,891	$4.78	$3.81	$77.63	$70.48	$6.30	$4.51
Realized Financial Hedging Gain (Loss)	(103)	181	(0.34)	0.47	(0.45)	0.15	(0.29)	0.44
Expenses
Production and mineral taxes	84	86	0.11	0.15	4.72	4.68	0.24	0.21
Transportation and processing	506	547	1.76	1.44	0.33	—	1.44	1.32
Operating	249	303	0.64	0.64	5.87	8.24	0.70	0.70

Operating Cash Flow/Netback	$1,292	$1,136	$1.93	$2.05	$66.26	$57.71	$3.63	$2.72

	Nine months ended September 30
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	1,047	1,388	39.9	22.2	1,286	1,521

In the first nine months of 2014, Operating Cash Flow of $1,292 million increased $156 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $275 million. Average natural gas production volumes of 1,047 MMcf/d were lower by 341 MMcf/d, which decreased revenues $355 million primarily due to the sale of the Jonah and East Texas properties and natural declines in Haynesville and Piceance.

•	Average oil and NGL production volumes of 39.9 Mbbls/d were higher by 17.7 Mbbls/d. This increased revenues $339 million primarily due to the acquisition of Eagle Ford and successful drilling programs in the DJ Basin and San Juan, partially offset by the sale of the Jonah properties. Higher liquids prices increased revenues $82 million.

•	Realized financial hedging losses were $103 million compared to gains of $181 million in 2013.

•	Transportation and processing expense decreased $41 million primarily due to the sale of the Jonah and East Texas properties.

•	Operating expense decreased $54 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring and the sale of the Jonah properties, partially offset by the acquisition of Eagle Ford and higher long-term compensation costs due to the increase in the Encana share price.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

Results by Resource Play

	Three months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Eagle Ford	35	—	37.6	—	$113	$—
DJ Basin	38	37	11.8	8.2	68	55
San Juan	9	3	3.5	1.9	89	61
Other Upstream Operations
Piceance	398	444	4.8	5.5	3	87
Haynesville	298	336	—	—	1	49
Jonah	—	320	0.2	4.8	(2)	16
East Texas	21	132	—	1.1	(1)	21
Other and emerging	26	37	3.8	3.9	34	41

Total USA Operations	825	1,309	61.7	25.4	$305	$330

	Nine months ended September 30
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013

Eagle Ford	13	—	14.3	—	$125	$—
DJ Basin	40	38	10.8	7.6	196	135
San Juan	8	2	3.4	0.9	191	133
Other Upstream Operations
Piceance	414	456	5.2	5.0	29	199
Haynesville	331	377	—	—	34	140
Jonah	134	332	2.4	4.8	25	43
East Texas	77	141	0.7	0.9	9	67
Other and emerging	30	42	3.1	3.0	128	223

Total USA Operations	1,047	1,388	39.9	22.2	$737	$940

(1)	2013 capital reflects the reclassification of capitalized operating costs from Other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy and to reflect the Eagle Ford acquisition. The DJ Basin and San Juan have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS reported within Other and emerging results. During the third quarter and first nine months of 2014, capital investment in the TMS was $13 million and $60 million, respectively.

Other Expenses

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Depreciation, depletion and amortization ($ millions)	$279	$205	$694	$623
Depletion rate ($/Mcfe)	2.54	1.52	1.98	1.50

In the third quarter and first nine months of 2014, DD&A increased from 2013 due to a higher depletion rate, partially offset by lower production volumes. The higher depletion rate in 2014 resulted primarily from a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio and the acquisition of Eagle Ford, partially offset by the sale of the Jonah properties.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

Market Optimization

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Revenues	$486	$104	$890	$357
Expenses
Operating	11	13	37	26
Purchased product	474	85	844	303
Depreciation, depletion and amortization	—	3	4	9

	$1	$3	$5	$19

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the third quarter and first nine months of 2014 compared to 2013 primarily due to higher commodity prices, and higher third party purchases and sales of product resulting from transitional services related to the Company’s divestiture activity.

Corporate and Other

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Revenues	$260	$(95)	$38	$27
Expenses
Transportation and processing	2	2	1	(7)
Operating	7	12	25	27
Depreciation, depletion and amortization	31	32	93	100
Impairments	—	21	—	21

	$220	$(162)	$(81)	$(114)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements. Impairment expense in 2013 related to certain corporate assets.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Accretion of asset retirement obligation	$13	$12	$39	$40
Administrative	69	94	269	272
Interest	133	143	402	424
Foreign exchange (gain) loss, net	202	(103)	254	165
(Gain) loss on divestitures	(3,239)	—	(3,442)	(4)
Other	—	(3)	8	(6)

	$(2,822)	$143	$(2,470)	$891

Administrative expense, excluding restructuring costs, long-term compensation costs and legal costs, was $63 million in the third quarter of 2014 compared to $71 million in 2013 and $197 million in the first nine months of 2014 compared to $240 million in 2013. The decrease reflects the cost savings attributable to work force reductions associated with the 2013 restructuring and the impact of the lower U.S./Canadian dollar exchange rate.

Interest expense in the third quarter and first nine months of 2014 decreased from 2013 primarily due to lower interest expense on debt resulting from the long-term debt repayment and redemption in the first six months of 2014, partially offset by higher interest related to the Deep Panuke Production Field Centre (“PFC”). Further information on the PFC capital lease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation and settlement of other monetary assets and liabilities.

The gain on divestitures in the first nine months of 2014 primarily includes the before tax impact of the sale of Encana’s investment in PrairieSky, the Bighorn assets and the Jonah properties as discussed in the Net Capital Investment section of this MD&A.

Income Tax

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Current Income Tax Expense (Recovery)	$244	$(39)	$241	$(166)
Deferred Income Tax Expense (Recovery)	505	(10)	825	(84)

Income Tax Expense (Recovery)	$749	$(49)	$1,066	$(250)

Current income tax expense in the first nine months of 2014 was $241 million compared to a recovery of $166 million in 2013. The current income tax expense in the third quarter and first nine months of 2014 was primarily due to current taxes incurred on divestitures. The current income tax recovery in the first nine months of 2013 was primarily due to amounts in respect of prior periods.

Total income tax expense in the first nine months of 2014 was higher due to the effect of changes in the estimated annual effective income tax rate combined with changes in net earnings before tax, amounts in respect

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

of prior periods compared to 2013 and income tax expense recognized on the sale of the Company’s interest in PrairieSky in 2014.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior periods. In addition, income tax expense was recognized on the sale of the Company’s interest in PrairieSky.

The Company’s effective tax rate for the first nine months of 2014 is higher than 2013 primarily as a result of changes in expected annual earnings, amounts in respect of prior periods and income tax expense recognized on the sale of the Company’s interest in PrairieSky.

The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net Cash From (Used In)
Operating activities	$696	$935	$2,406	$1,827
Investing activities	3,805	(522)	1,870	(1,339)
Financing activities	(95)	(107)	231	(365)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(90)	36	(99)	(44)

Increase (Decrease) in Cash and Cash Equivalents	$4,316	$342	$4,408	$79

Cash and Cash Equivalents, End of Period	$6,974	$3,258	$6,974	$3,258

Operating Activities

Net cash from operating activities in the third quarter of 2014 of $696 million decreased $239 million from 2013. This decrease results from changes in non-cash working capital, partially offset by the Cash Flow variances discussed in the Summary of Quarterly Results section of this MD&A. In the third quarter of 2014, the net change in non-cash working capital was a surplus of $155 million compared to $300 million in the third quarter of 2013.

Net cash from operating activities in the first nine months of 2014 of $2,406 million increased $579 million from 2013. This increase is primarily a result of the Cash Flow variances discussed in the Summary of Quarterly Results section of this MD&A. In the first nine months of 2014, the net change in non-cash working capital was a surplus of $132 million compared to $4 million in the first nine months of 2013.

The Company had a working capital surplus of $6,791 million at September 30, 2014 compared to $1,338 million at December 31, 2013. The increase in working capital is primarily due to an increase in cash and cash equivalents and a decrease in the current portion of long-term debt. At September 30, 2014, working capital included cash and cash equivalents of $6,974 million compared to $2,566 million at December 31, 2013. Encana expects that it will continue to meet the payment terms of its suppliers.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

Investing Activities

Net cash from investing activities in the third quarter of 2014 was $3,805 million compared to net cash used of $522 million in 2013. This increase was primarily due to the proceeds from the sale of the Company’s investment in PrairieSky and the Bighorn assets.

Net cash from investing activities in the first nine months of 2014 was $1,870 million compared to net cash used of $1,339 million in the first nine months of 2013. The increase was primarily due to proceeds from the sale of the Company’s investment in PrairieSky and proceeds from the Bighorn, Jonah and East Texas divestitures, partially offset by the acquisition of Eagle Ford. Investing activities in 2013 included proceeds from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal which closed in February 2013. Further information on capital expenditures and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Net cash from financing activities in the first nine months of 2014 was $231 million compared to net cash used of $365 million in the first nine months of 2013. The increase primarily resulted from the sale of a noncontrolling interest in PrairieSky for proceeds of $1,463 million, partially offset by the repayment of long-term debt totaling $1,002 million as discussed below.

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,086 million at September 30, 2014 and $6,124 million at December 31, 2013. The current portion of long-term debt outstanding was nil at September 30, 2014 compared to $1,000 million at December 31, 2013. There were no outstanding balances under the Company’s revolving credit facilities at September 30, 2014 or December 31, 2013.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Shelf Prospectus

Encana maintains two committed revolving bank credit facilities and a U.S. dollar shelf prospectus. As at September 30, 2014, Encana had available unused committed revolving bank credit facilities of $4.1 billion and unused capacity under a shelf prospectus for up to $6.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.1 billion) that remains committed through June 2018, all of which remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, all of which remained unused.

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

•	On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. At September 30, 2014, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016. This shelf prospectus replaced the $4.0 billion debt shelf prospectus which expired in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 26 percent at September 30, 2014 and 36 percent at December 31, 2013.

Outstanding Share Data

As at September 30, 2014, Encana had 741.1 million common shares outstanding and 21.9 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (8.7 million exercisable). As at November 7, 2014, Encana had 741.1 million common shares outstanding and 21.8 million outstanding stock options with TSARs attached (10.1 million exercisable). TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the first nine months of 2014, Encana issued 164,840 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 4.7 million common shares in the first nine months of 2013. The number of common shares issued under the DRIP decreased in the first nine months of 2014 as a result of Encana’s February 2014 announcement that any future dividends in conjunction with the DRIP will be issued from its treasury without a discount to the average market price unless otherwise announced by the Company via news release.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $52 million or $0.07 per share for the third quarter of 2014 compared with $148 million or $0.20 per share for the third quarter of 2013. Dividend payments were $156 million or $0.21 per share for the first nine months of 2014 compared with $442 million or $0.60 per share for the first nine months of 2013.

The dividends paid included $1 million in common shares for the third quarter of 2014 and $4 million in common shares for the first nine months of 2014 compared with $41 million in common shares for the third quarter and $80 million for the first nine months of 2013, which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

On November 11, 2014, the Board of Directors declared a dividend of $0.07 per share payable on December 31, 2014 to common shareholders of record as of December 15, 2014.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

Capital Structure

The Company’s capital structure consists of total shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	September 30, 2014	December 31, 2013

Debt to Debt Adjusted Cash Flow	1.7x	2.4x
Debt to Adjusted Capitalization	26%	36%

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at September 30, 2014:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Transportation and Processing	$223	$929	$870	$873	$834	$4,265	$7,994
Drilling and Field Services	166	133	114	86	48	30	577
Operating Leases	10	42	37	29	26	36	180

Commitments	$399	$1,104	$1,021	$988	$908	$4,331	$8,751

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 20 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases and The Bow office building are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at September 30, 2014, is disclosed in Note 20 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. The ballot initiatives previously filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments were withdrawn in August 2014. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado.

Air quality regulations in the state of Colorado were amended in February 2014 to address ozone non-attainment in the state. The amended regulations establish new leak detection and repair requirements and hydrocarbon emissions standards for the oil and gas industry in the state. Encana has reviewed the new requirements and does not anticipate they will have a material impact on its Colorado operations.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2013.

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2013 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2016, Encana will be required to adopt ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The standard requires a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	Nine months ended September 30		2014			2013				2012
($ millions)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash From (Used in) Operating Activities	$2,406	$1,827	$696	$767	$943	$462	$935	$554	$338	$717
(Add) / deduct:
Net change in other assets and liabilities	(28)	(59)	(11)	(8)	(9)	(21)	(15)	(22)	(22)	(23)
Net change in non-cash working capital	132	4	155	119	(142)	(183)	300	(81)	(215)	(56)
Cash tax on sale of assets	(255)	(22)	(255)	—	—	(11)	(10)	(8)	(4)	(13)

Cash Flow	$2,557	$1,904	$807	$656	$1,094	$677	$660	$665	$579	$809

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	Nine months ended September 30		2014			2013				2012
($ millions)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net Earnings (Loss) Attributable to Common Shareholders	$3,194	$487	$2,807	$271	$116	$(251)	$188	$730	$(431)	$(80)

After-tax (addition) /deduction:
Unrealized hedging gain (loss)	(35)	(23)	160	8	(203)	(209)	(89)	332	(266)	(72)
Impairments	—	(16)	—	—	—	—	(16)	—	—	(300)
Restructuring charges	(20)	—	(5)	(5)	(10)	(64)	—	—	—	—
Non-operating foreign exchange gain (loss)	(256)	(158)	(218)	156	(194)	(124)	105	(162)	(101)	(66)
Gain (loss) on divestiture	2,534	—	2,399	135	—	—	—	—	—	—
Income tax adjustments	4	108	190	(194)	8	(80)	38	313	(243)	62

Operating Earnings	$967	$576	$281	$171	$515	$226	$150	$247	$179	$296

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	Nine months ended September 30		2014			2013				2012
($ millions)	2014	2013	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues, Net of Royalties	$5,765	$4,435	$2,285	$1,588	$1,892	$1,423	$1,392	$1,984	$1,059	$1,605
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(44)	(51)	233	7	(284)	(296)	(126)	461	(386)	(118)

Revenues, Net of Royalties, Excluding Unrealized Hedging	$5,809	$4,486	$2,052	$1,581	$2,176	$1,719	$1,518	$1,523	$1,445	$1,723

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

Previously, Management monitored Net Debt to Debt Adjusted Cash Flow. Net Debt was defined as long-term debt, including current portion, less cash and cash equivalents.

($ millions)	September 30, 2014	December 31, 2013

Debt	$6,086	$7,124

Cash Flow	3,234	2,581
Interest Expense, after tax	403	421

Debt Adjusted Cash Flow	$3,637	$3,002

Debt to Debt Adjusted Cash Flow	1.7x	2.4x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	September 30, 2014	December 31, 2013

Debt	$6,086	$7,124
Total Shareholders’ Equity	9,498	5,147
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$23,330	$20,017

Debt to Adjusted Capitalization	26%	36%

Management’s Discussion and Analysis
Encana Corporation	32	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the anticipated timing and closing of the Clearwater transaction and the satisfaction of normal closing conditions; the anticipated timing of the closing of the Athlon transaction and the satisfaction of customary closing conditions; the expectation to fund the acquisition with cash on hand; the expectation that any Athlon shares not tendered are cancelled and converted in accordance with the terms of the merger agreement; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; improving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends; anticipated oil, natural gas and NGLs prices; anticipated production from Eagle Ford; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments; expectations surrounding environmental legislation including regulations relating to air quality and hydraulic fracturing and the impact such regulations could have on the Company; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; anticipated cash and cash equivalents; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Debt to Debt Adjusted Cash Flow, and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; risks and uncertainties associated with

Management’s Discussion and Analysis
Encana Corporation	33	Prepared using U.S. GAAP in US$

announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2,300 MMcf/d and 2,400 MMcf/d of natural gas and 85 Mbbls/d to 89 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.40 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar exchange rate of 0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated November 12, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis
Encana Corporation	34	Prepared using U.S. GAAP in US$

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Netback

Netback is a common metric used in the oil and gas industry to measure operating performance by product. Netbacks are calculated by determining product revenues, net of royalties and deducting all costs associated with getting the product to market, including production and mineral taxes, transportation and processing expenses and operating expenses.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	35	Prepared using U.S. GAAP in US$